600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

September 16, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LRR Energy, L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed August 12, 2011 File No. 333-174017

Dear Mr. Schwall:

Set forth below are the responses of LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 1, 2011, with respect to LRR Energy’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed with the Commission on August 12, 2011, File No. 333-174017 (the “Registration Statement”).  Each response below has been prepared and is being provided by LRR Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For the Staff’s convenience, we have hand-delivered five copies of Amendment No. 4, together with five copies of Amendment No. 4 that are marked to show all revisions to Amendment No. 3.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

Amendment No. 3 to Registration Statement on Form S-1

General

1.              All references in this letter to prior comments are to the numbered comments issued by staff letter to you dated August 2, 2011.  Once you fully comply with prior comment 1, we may have additional comments.  We note that much of the information and a number of the referenced materials have not yet been updated or finalized.

Response:

We acknowledge the Staff’s comment.  Set forth below are our responses to comments 4, 7, 9 and 15 from the Staff’s letter to us dated June 3, 2011.

Prior Comment 4: We acknowledge the Staff’s comment.  Primarily as a result of current market volatility, in this Amendment No. 4 we did not provide valuation information, including the number of common units to be offered, the minimum quarterly distribution per unit, or the total number of common and subordinated units to be outstanding after the offering.  As soon as market conditions permit, we intend to file an additional amendment for the Staff’s review to update the Registration Statement prior to any distribution of the preliminary prospectus to provide all omitted information, other than information we are permitted to omit under Rule 430A.

Prior Comment 7: With Amendment No. 4, we have filed all remaining omitted exhibits (Exhibit 1.1- Form of Underwriting Agreement), except for executed opinions of counsel, which due to the uncertainty in timing we intend to file with the next amendment, which will only omit information as permitted under Rule 430A.

Prior Comment 9: We acknowledge the Staff’s comment and will include an estimated price range and related disclosure in the next amendment to the Registration Statement once the number of units sold to the public and the expected minimum quarterly distribution has been determined.

Prior Comment 15:  We acknowledge the Staff’s prior request to file agreements related to the directed unit program.  The only agreements related to the directed unit program will be the lock-up agreements that participants in the directed unit program who purchase in excess of $100,000 of our common units will be required to execute.  With this Amendment No. 4, we have filed a form of underwriting agreement as Exhibit 1.1 to the Registration Statement, which includes as Exhibit D-2 the form of lock-up agreement for directed unit program participants.

2.              We note your response to prior comment 2, and we reissue the comment in part. Despite your response, you have not provided marked copies of the changed exhibits.

Response:

We acknowledge the Staff’s comment.  Concurrently with this letter, we are providing to the Staff supplementally marked copies reflecting the changes made to all “forms” of documents previously provided in Amendment No. 2 marked to show all changes made to such forms as filed in Amendment No. 3, including the form of opinion of counsel that was initially filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.  We are also supplementally providing the Staff with all “forms” of documents showing all changes made to the forms of documents previously filed with Amendment No. 3, including a revised opinion of counsel in response to the Staff’s comment number 7 below.

Use of Proceeds, page 50

3.              We note that you intend to use the proceeds received from the offering to repay debt and to pay fees and expenses associated with your new credit facility.  Please disclose whether, upon repayment of the debt and fees and expenses, you have any plans to immediately draw down on a facility, and if so, for what purposes.

Response:

We do not expect to immediately draw down under our new credit facility, other than borrowings in the anticipated amount of $155.4 million we expect to incur under our new credit facility simultaneously with the closing of the offering. We intend to use such amount, together with the net proceeds from this offering,  as follows: (i) to make cash distributions and payments to Fund I, (ii) to repay in full LRR A’s debt that we are assuming in the amount of $27.3 million, (iii) to pay fees and expenses relating to our new credit facility (currently estimated at $1.9 million), and (iv) to pay expenses related to the offering (currently estimated at $3.5 million).  We expect to include the  anticipated amount of net proceeds from the offering in the next amendment to the Registration Statement.

We have added clarifying disclosure to “Use of Proceeds” on page 51 of this Amendment No. 4.

Sensitivity Analysis, page 75

4.              We note your disclosure regarding the sensitivity of projected cash distributions to oil and natural gas production and prices.  With a view towards disclosure, please tell us the threshold prices at which you would be unable to make the referenced “minimum” quarterly cash distribution.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to provide disclosure regarding the threshold prices at which we would be unable to make the referenced “minimum” quarterly cash distribution.  Please see pages 78 and 79.

Hydraulic Fracturing, page 149

5.              We note from your response to prior comment 5 that you enter into master services agreements with your various fracturing service providers.  Please provide us supplementally with a form of such agreement.

Response:

In response to the Staff’s comment, we are providing to the Staff supplementally a form of master service agreement.  Please note that such agreements vary among our various fracturing service providers but that the form of agreement we are providing to the Staff is representative of the form of agreement that is used for a majority of our hydraulic fracturing operations.

Please note that the form of agreement mentioned above is being furnished to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 and return of the form of agreement pursuant to Rule 418(b) under the Securities Act of 1933 and will not be filed electronically as part of this letter.

6.              In addition, we note your revised disclosure at page 150 that your current insurance “policies do not provide coverage for all liabilities” and that “a loss not fully covered by insurance could have a material adverse effect on [y]our financial position, results of operations and cash flows.”  Please provide related risk factor disclosure.

Response:

We have revised the Registration Statement to provide risk factor disclosure regarding limits on our current insurance coverage.  Please see page 33.

Exhibit 5.1 -  Legality Opinion

7.              We note your responses to prior comments 2 and 3.  However, you state in part at pages 195 to 196 that a limited partner’s liability “under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets.”  Your response to prior comment 2 also indicates in part that Section 5. 10 “is intended to clarify that the Limited Partner Interests ... are ‘non-assessable’ (as such term is used in the corporate context) except as provided in the enumerated Sections of the Delaware Act….”

Please revise your prospectus disclosure to provide clarity with regard to potential liability in each referenced exception or other situation involving possible required future payments or contributions.  Also obtain and file an opinion of counsel which complies with prior comment 3.

Response:

Counsel has filed a revised form of legal opinion as Exhibit 5.1 to the Registration Statement that does not require the reader to refer to external sources to determine how or whether a purchaser might have to make future payments.  Other than in certain limited circumstances, a limited partner will not be obligated to make future payments to LRR Energy and no future payments may be assessed to such limited partner solely by reason of his ownership of common units.

As disclosed on pages 197-198 of the Registration Statement under “The Partnership Agreement – Limited Liability,” the liability of a limited partner under the Delaware Revised Uniform Limited Partnership Act  (the “Delaware Act”) will be limited to the amount of capital such limited partner is obligated to contribute to LRR Energy (in the case of a limited partner purchasing common units in this initial public offering, the price to public set forth on the cover of the prospectus) plus such limited partner’s share of any profits or assets of LRR Energy that may not yet have been distributed to such limited partner, subject only to the exceptions listed below, which are disclosed in detail on page 198 of the Registration Statement and are enumerated in bullet-point format in the form of legal opinion submitted by counsel (see Exhibit 5.1):

•         If it were determined that certain rights set forth in LRR Energy’s partnership agreement or the exercise of such rights by the limited partners as a group (which rights are enumerated on page 198 of the Registration statement and in counsel’s legal opinion), then a limited partner could be held personally liable for LRR Energy’s obligations as a general partner;

•         If a limited partner received a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act, then such limited partner would be liable to repay such distribution to LRR Energy for three years; and

•         If, by virtue of LRR Energy’s ownership of its operating subsidiary it was determined that LRR Energy was conducting business in any state without compliance with the applicable limited partnership or limited liability statutes, or the rights or exercise of rights provided in the partnership agreement by the limited partners as a group were deemed by a jurisdiction a “participation in control,” then a limited partner could be held liable for LRR Energy’s obligations in such jurisdictions as if he was a general partner.

Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to the undersigned at 713-220-3843.

Very truly yours,

/s/ Jon W. Daly
Jon W. Daly

cc:	Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP